FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by HSBC Bank Malta plc, a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

1 5 May 2009

HSBC BANK MALTA PLC

INTERIM DIRECTORS’ STATEMENT

HSBC Bank Malta plc (HSBC Malta) is required to publish the following Interim Directors’ Statement covering the period from 1 January 2009 to 15 May 2009 (the date of the Statement) under Listing Rules 9.51 and 9.53 of the Malta Financial Services Authority.

Trading conditions in 2009 for the financial services industry in Malta continue to be extremely challenging. In line with our expectations, core income and profitability levels at HSBC Malta were a ffected by the global downturn in the period under review. Profitability is being materially impacted by a combination of: reduced revenues as the economy slows; significant margin compression from lower interest rates ; and downward pressure on profitability in insurance and investment-related businesses as volatility in equity and bond markets constrains business volume.

During the first quarter of 2009, the Bank grew its lending carefully to maintain high asset quality and to support its customers’ financial needs during these difficult economic times. There was no material deterioration in the quality of the lending portfolio, and liquidity and capital ratios remained strong and significantly ahead of regulatory requirements .

Deposits remained broadly stable in a period characterised by a number of local government and corporate bond issues and growing competitive pressures.

Alan Richards, Director and Chief Executive Officer of HSBC Bank Malta plc, said: “ The first quarter of 2009 has been difficult and, as we predicted , our short-term financial performance has been appreciably impacted by market conditions.

“ Although the banking system in Malta is in good shape, the outlook for the near term remains highly challenging with significant uncertainty and continued pressure on short-term profitability. It is apparent that mortgage lending and corporate activity in some sectors are slowing, impairments are likely to increase as the credit cycle turns and our businesses with exposure to investment markets will continue to suffer from market volatility. Margin compression will significantly impact the Bank’ s profitability as long as interest rates remain at current levels.

“ Through this period of major uncertainty and beyond we will continue to position HSBC Malta for long-term profitable growth. Our capital and balance sheet strength, and a commitment to strict cost control, will continue to underpin our performance. So whilst 2009 is difficult and challenging, I would stress that HSBC is well-positioned to weather the current storm and to support its customers and the local economy as a whole.”

Notes to editors
1.

This statement is based on the unaudited management accounts of HSBC Bank Malta plc up to 30
April 2009
 and other financial information.

2.

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 15 May 2009